UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LDR HOLDING CORPORATION

(Name of Subject Company)

LDR HOLDING CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

50185U105

(CUSIP Number of Class of Securities)

Scott Way

Executive Vice President and General Counsel

LDR Holding Corporation

13785 Research Boulevard, Suite 200

Austin, Texas 78750

(512) 344-3333

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carmelo M. Gordian

J. Russel Denton

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

(512) 320-9200

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 7, 2016, Zimmer Biomet Holdings, Inc. held an analyst and investor conference call. The following is a transcript of that conference call.

Forward-Looking Statements

This communication contains forward-looking information that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “are confident that,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “would” or the negative of these terms or other comparable terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; anticipated accretion and growth rates; Zimmer Biomet’s and LDR’s plans, objectives, expectations and intentions; the financial condition, results of operations and businesses of Zimmer Biomet and LDR; and the anticipated timing of closing of the acquisition. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements also are based on the current expectations and beliefs of the respective managements of Zimmer Biomet and LDR and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LDR’s stockholders will tender their shares of LDR common stock in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet undertakes no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this communication or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet and LDR can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of LDR common stock or any other securities, nor is it a substitute for the tender offer materials that Zimmer Biomet and its indirect subsidiary, LH Merger Sub, Inc., will file with the SEC. The solicitation and offer to purchase LDR common stock will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Zimmer Biomet and LH Merger Sub will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and LDR will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. LDR STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LDR SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of LDR common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained (when available) for free by contacting Zimmer Biomet or LDR. Copies of the documents filed with the SEC by LDR will be available free of charge on LDR’s website at www.ldr.com. Copies of the documents filed with the SEC by Zimmer Biomet will be available free of charge on Zimmer Biomet’s website at www.zimmerbiomet.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Zimmer Biomet and LDR each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zimmer Biomet or LDR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zimmer Biomet’s and LDR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Transcript of Zimmer Biomet Holdings, Inc. Conference Call Held on June 7, 2016 at 8:00 a.m. Eastern Time

CORPORATE PARTICIPANTS

Bob Marshall Zimmer Biomet Holdings Inc—VP of IR and Treasurer

David Dvorak Zimmer Biomet Holdings Inc—President and CEO

Christophe Lavigne LDR—Co-Founder, Chairman, President and CEO

Dan Florin Zimmer Biomet Holdings Inc—SVP and CFO

Adam Johnson Zimmer Biomet Holdings Inc—Group President, Spine, CMF and Thoracic, and Dental

CONFERENCE CALL PARTICIPANTS

Bob Hopkins Bank of America—Analyst

Matt Taylor Barclays Capital—Analyst

Mike Weinstein JPMorgan—Analyst

David Lewis Morgan Stanley—Analyst

Matt Miksic UBS—Analyst

Glenn Novarro RBC Capital Markets—Analyst

PRESENTATION

Operator

(Operator Instructions)

Good morning. I would like to turn the call over to Bob Marshall, Vice President, Investor Relations and Treasurer. Mr. Marshall, you may begin your call.

Bob Marshall —Zimmer Biomet Holdings Inc—VP of IR and Treasurer

Thank you, Steffi. Good morning. Zimmer Biomet President and CEO David Dvorak is on the line with me, and Christophe Lavigne, Co-Founder, Chairman, President and CEO of LDR is also on from Austin to discuss this morning’s announcement. Joining for Q&A are our CFO, Dan Florin, here in Warsaw; and Adam Johnson, Group President of Zimmer Biomet’s Spine, CMF and Thoracic, and Dental in Austin.

Before we start, I’d like to remind you that our discussions during this call will include forward-looking statements. Actual results may differ materially from those indicated by forward-looking statements, due to a variety of risks and uncertainties. Please refer to our SEC filings, including our most recent 10-Q for detailed discussions of these risks and uncertainties.

The planned tender offer discussed today has not yet commenced, and our communication is not an offer or a solicitation of an offer to purchase any LDR shares or other securities. On the commencement date of the offer, we will file a Tender Offer Statement on Schedule TO with the SEC, and LDR will file a Solicitation / Recommendation Statement on Schedule 14D-9, together with other offer materials. We urge you to read these materials that contain important information when they become available.

Throughout the call, we’ll be referring to slides in an investor presentation. The presentation is available on our website at www.ZimmerBiomet.com.

With that, I’ll now turn the call over to David to discuss the LDR transaction.

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Thanks, Bob, and good morning, everyone. Thank you all for joining us. I’m excited to talk with you about the announcement we made this morning regarding our agreement to combine LDR with Zimmer Biomet Spine.

I’ll start by giving a brief overview of the transaction and the terms, and then turn it to Christophe to discuss LDR at a high level. I’ll then take you through the spine market, and why we think LDR is such a great strategic fit for our business. Finally, I’ll provide a few closing remarks before turning to Q&A.

Slide 4 provides an overview of the transaction. This highly complementary and strategic combination strengthens Zimmer Biomet’s innovation capabilities and leadership in musculoskeletal healthcare, and is consistent with our value-creation framework to drive sustainable growth through delivering value to healthcare providers, patients, and to stockholders. Acquiring LDR will represent a natural expansion of Zimmer Biomet’s existing Spine business by adding a premier spine platform to our portfolio of innovative solutions. As a result, we expect to accelerate top-line growth across the division, which we’ll expand on in a few moments. The Zimmer Biomet and LDR portfolios are highly complementary. Together, we will be positioned to leverage best-in-class therapies across Zimmer Biomet’s global sales infrastructure.

Upon completion of the transaction, LDR will be combined with Zimmer Biomet’s Spine and CMF category, and will be led by Adam Johnson, Zimmer Biomet Group President, Spine, CMF and Thoracic, and Dental. Christophe Lavigne, Co-Founder, Chairman, President and CEO of LDR, and Patrick Richard, Co-Founder of LDR and Executive Vice President and General Manager of LDR Medical are committed to driving the benefits of this transaction, and will remain with the Company in key leadership positions within the global Spine business. To leverage talent and product expertise from both companies, Zimmer Biomet plans to complement its Spine business headquarters in Broomfield, Colorado, by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas, and Troyes, France.

Looking ahead over the coming weeks, we’ll create a steering committee and establish a dedicated full-time integration team. Both of these groups will be comprised of individuals from LDR and Zimmer Biomet to help determine the best way to combine the two companies. We’ve executed this process successfully over the years, and have substantially completed the Biomet commercial integration. We expect a seamless transition.

Importantly, this transaction will position Zimmer Biomet to capitalize on growth in the $10 billion global spine market, including in cervical disc replacement, or CDR, which represents the fastest-growing segment of spine. With enhanced scale, we see a significant global opportunity for LDR products and technologies through an expanded distribution channel in the United States and key international spine markets.

Turning to slide 5, and touching on the transaction terms, Zimmer Biomet will commence a tender offer to acquire all of the outstanding shares of LDR for $37 per share in cash, which implies a transaction value of approximately $1 billion. We plan to fund this transaction using our cash balances on hand, and existing availability under our revolving credit facility, and expect to maintain an investment-grade profile. Following the transaction, we plan to issue $750 million of senior unsecured notes, the proceeds of which will be used to repay the credit facility. The transaction is expected to close in the third quarter of 2016, subject to satisfaction of customary closing conditions.

Zimmer Biomet also expects the transaction to accelerate the future growth of its overall business. With respect to 2016, the Company reiterates its previously provided revenue guidance: an increase of 2% to 3%, as compared to adjusted pro forma full-year 2015 on a constant-currency basis. The Company will provide its revenue guidance in an updated form to reflect this transaction at or about the time of closing.

Zimmer Biomet is also reiterating its 2016 adjusted diluted earnings-per-share guidance of $7.85 to $8.00. The transaction is expected to be neutral to adjusted diluted earnings per share in 2017, and accretive thereafter. In addition, we’re committed to maintaining our strong balance sheet and intend to meet our previously discussed deleveraging target of 2.5 times gross debt by the end of 2018.

LDR shares our deep commitment to creating innovations that restore mobility and alleviate pain for patients around the world, and we look forward to welcoming their team to Zimmer Biomet.

I’ll now turn the call over to Christophe to give you an overview of LDR. Christophe?

Christophe Lavigne —LDR—Co-Founder, Chairman, President and CEO

Thanks, David, and good morning, everyone. Before I begin, I want to say what an honor it will be to join the Zimmer Biomet team. We have long admired Zimmer Biomet as a musculoskeletal leader. Zimmer Biomet shares our passion for innovation, as well as our commitment to patients and providers.

For those of you less familiar with LDR, slide 6 provides an overview of our business, and there is additional information available on our website. LDR designs and commercializes innovative technologies that make surgical procedures easier to perform and provide improved clinical outcomes in the treatment of spine disorders. We had approximately $164 million in revenue in 2015, 19% of which came from outside of the US.

Slides 7 and 8 show the opportunity we see in cervical disc replacement. CDR is a $200 million market today, the fastest growing subsegment in spine, with projected high-double-digit growth. If one assumes a modest penetration rate of 30% into traditional ACDF procedures, the market expands to $500 million by 2020. The market potential expands to $800 million with a 50% penetration rate that may be achieved with the dissemination of longer-term clinical evidence and increasingly broader payer coverage.

Our primary focus — our primary product offerings are our proprietary Mobi-C cervical disc replacement device, and MIVo portfolio to support lumbar and cervical fusion procedures, which we believe are complementary to Zimmer Biomet’s current portfolio and are at the forefront of this business. These platforms have significant growth trajectory, due in large part to the number of recent milestones driving the rapid adoption in the CDR market that are outlined on the slide. Specifically, the Mobi-C CDR device has been well received in the market, with robust supporting clinical data. It is the first and only device that the FDA approved to treat both one- and two-level adjacent damaged cervical discs. For more information on LDR and our product portfolio, I would refer you to our website.

As you can see on slide 9, our exclusive technologies have allowed us to maintain solid revenue growth over the last two years, much of which has been driven by Mobi-C. Mobi-C’s published clinical success and proven superiority to fusion for two-level procedures is expected to drive further market penetration, creating exciting new opportunities for the Zimmer Biomet-LDR combined portfolio. In addition, our VerteBRIDGE platform is a novel system designed for zero-profile, stand-alone anterior cervical and lumbar interbody fusion. The VerteBRIDGE plating increases segmental stability, and multiple sizing options provide significant intra-operative flexibility.

We believe Zimmer Biomet and LDR together will create solutions in the sweet spot of the market, having both meaningful scale and a comprehensive product portfolio that provides a promising runway for sustainable growth via global market-share expansion. And we believe that, with Zimmer Biomet, we will have the size, resources, and talent to leverage the combined portfolio and expand our leadership position in the CDR market, delivering long-term value to healthcare providers and their patients. We look forward to working closely with Zimmer Biomet to achieve a seamless transition and realize the benefits of this combination for all of our stakeholders.

With that, I’d like to turn the call back over to David. David?

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Thanks very much, Christophe. Turning to slide 10, I want to take you through a quick snapshot of today’s spine market, how we think this transaction will best position us to compete. In large part, this transaction is about accelerating Zimmer Biomet’s growth in Spine, which is the largest musculoskeletal market with a value of approximately $10 billion. We see significant opportunity for Zimmer Biomet in this segment, where we currently have a small presence with only 5% of global market share. Our strategy is to drive growth, both organically and inorganically, with a focus on differentiated innovation within the fastest-growing segments, complemented by a specialized sales force.

Turning to slide 11, in combining LDR with our Spine business, we expect to expand our offerings of musculoskeletal healthcare and position our Spine franchise for long-term growth. Zimmer Biomet has an existing broad portfolio of fusion technology, as well as complex spine and biologic solutions. LDR has over 450 issued patents, with more pending.

Together with LDR, we’ll not only have a more comprehensive portfolio, but expect more opportunities to achieve our goal of meaningfully driving growth with differentiated products, technologies, and services to enhance patient outcomes. The combination is also expected to significantly accelerate the growth of Zimmer Biomet’s Spine business through the incremental revenues associated with entry into the CDR market, and cross-portfolio selling opportunities to both Zimmer Biomet and LDR customer bases.

Slide 12 provides an overview of the method in which we will fund the transaction, including a prudent use of balance sheet cash and the issuance of new debt following the consummation of the transaction. There is no financing condition for the transaction. Again, we’re committed to preserving our financial flexibility and expect to maintain investment-grade credit rating.

To sum up, on slide 13, we’re excited about this highly strategic transaction and the benefits we believe it will offer our customers, their patients, and our stockholders. We believe that combining these two portfolios positions Zimmer Biomet to capitalize on a large and growing spine market, and provides an additional source of growth in conjunction with our S.E.T product category and market-leading large-joint business.

With that, we’ll now open the phone lines for Q&A. Steffi?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Bob Hopkins, Bank of America.

Bob Hopkins —Bank of America—Analyst

Hi, thanks and good morning. So I appreciate the opportunity to ask two quick questions here. So David, first for you, I guess one concern I have is the timing of this deal, given that you have a lot left to accomplish with the Biomet integration and [that you’d get the] returns on your core [hip and knee] business to market growth rates.

And so I realize you reiterated guidance for the year, but just to be specific, are you also comfortable reiterating the second quarter revenue growth guidance for Zimmer Biomet? And just broadly, how confident are you in the Q2 and 2016 revenue growth outlook for your company today?

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Sure, Bob. We are highly confident and we are reiterating guidance for the year, in response to your question, comfortable reiterating guidance for the second quarter just the same. I think you ought to interpret this announcement as being confidence, in the state of the integration, the progress that we’ve made on the Biomet side, we obviously feel like we’re well-positioned to be able to put the right integration plan together and realize the full benefits of this LDR combination that we announced this morning, otherwise we wouldn’t be putting ourselves in a position to overlay an integration that we weren’t comfortable with.

So highly confident in the tracking of synergies and realization of all the benefits that we’ve described previously from the Biomet combination, and believe that this is going to be a top line accelerator and create a growth engine for the future on the Spine side.

Bob Hopkins —Bank of America—Analyst

Thank you for that, and then as a second question, as you know spine deals are notoriously challenging to integrate, and Medtronic is soon to launch a competitive device. So I guess one thing I’m curious about, relative to your comment on 2017, what are you assuming for LDR’s growth in 2017? What kind of [dis] synergies might you be assuming, or is it maybe a better way to answer the question, what are you assuming for pro forma Zimmer Biomet Spine growth in 2017? I just want to get a sense for what your revenue growth assumptions are for the Spine business in 2017 to make this deal neutral in that year.

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Yes, we are comfortable, Bob, I would tell you, in our capability to integrate this business in a way that isn’t disruptive to the extent traditional spine integrations have been disruptive.

Some of the differences here are the proprietary nature of the LDR portfolio. Mobi-C is a best in class product, with an unmatched claim at this point in time. We know that product is going to continue to drive sustained growth going forward.

And there are also some differentiated elements of LDR’s commercial channel structure that are going to help us in that regard, so there’s a lot of win-win through the distribution channel integration plan on both sides, the legacy Zimmer Biomet and the LDR side. We’ll describe those plans with greater specificity moving forward.

But the growth profile be maintained through the integration, and we’re confident that we’re going to be able to drive the sustained top line growth that is going to allow us to realize the benefit of this great combination going forward.

Bob Hopkins —Bank of America—Analyst

So are you assuming any dis-synergies?

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Of course, there are always going to be dis-synergies with these combinations, but we’re going to be able to structure this in a way where we’re mitigating those dis-synergies and optimizing across sell synergy opportunity that is inherent in the combination.

Bob Hopkins —Bank of America—Analyst

Okay, thank you very much.

Operator

Matt Taylor, Barclays.

Matt Taylor —Barclays Capital—Analyst

Hi, thanks for taking the question. Can you hear me okay? Good morning, congrats on the deal.

Just wanted to ask one on the Spine strategy going forward from here. You’ve been talking about adding differentiated technologies, now you’re really putting your money where your mouth is. I just wanted to know going forward your ability to do additional deals, in terms of financial flexibility and appetite, if you think you need other areas in Spine that can continue to help you differentiate?

Dan Florin —Zimmer Biomet Holdings Inc—SVP and CFO

Hey Matt, this is Dan, I’ll take that. So we still will have some capacity from a bolt-on M&A perspective, so we’re going to continue to look for complementary technologies in fast growing areas. This transaction is very indicative of that.

So we’ll continue to look for bolt-on acquisitions. At the same time, as we said in our prepared remarks, we’re committed to achieving our leverage targets. We described that as 2 1/2 times gross debt by the end of 2018.

Our strong free cash flow enables us to have choices to both deleverage and look for these bolt-on opportunities to drive sustainable growth, at the same time honoring our dividend.

So this transaction in the near-term limits larger transactions, but in terms of bolt-on to existing segments, we have that type of flexibility.

Matt Taylor —Barclays Capital—Analyst

Thanks and to Bob’s question, I guess LDR’s small enough where I could see how integration would be less troubling than some of the — your deals or less differentiated deals that you’ve done, but can you give us any more color I guess in terms of the more granular plan and how to integrate that without disruption?

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Maybe I’ll ask Adam just at a high level to describe how we’re thinking about the decision principles, but obviously more granular guidance in that regard will be coming as that plan gets fully developed and we speak to the execution post-close. So, Adam?

Adam Johnson —Zimmer Biomet Holdings Inc—Group President, Spine, CMF and Thoracic, and Dental

Thanks, David. So Matt, at a high level we think both Zimmer Biomet and LDR bring strong distribution channels into the transaction. I’m thinking specifically about the distribution integration guiding principles, and as David already alluded to, we believe this opportunity is significantly advantaged compared to some of the historical spine salesforce integrations out there, because of the relatively actually minimal overlap between LDR and Zimmer Biomet’s product portfolios, and again just the power of the unique differentiation of Mobi-C.

Right now LDR thinks that they’ve got about 52% of the spine surgeons in the US covered via its distribution channel. The combination with Zimmer Biomet accelerates the expansion of surgeon coverage in the US for Mobi-C and MIVo technologies via our existing salesforce in the uncovered areas.

And so we look at the salesforce when it’s complete with integration of future salesforce that’s very much a combination of both companies’ current structures. We’re specifically excited about a group of direct sales reps that LDR has today, they have around 68 direct sales reps.

We think adding those to our overall distribution strategy, and a general rule intending to retain those to create a hybrid salesforce model in select territories that will continue to focus on market development and selling activities around LDR’s differentiated product platforms.

Ultimately our true guiding principle is that since this transaction is about growth, our resulting sales channel is going be designed to deliver sustainable above-market growth in that $10 billion spine market that David was referring to. So we’re very positive on the outlook the mixture of the sales forces.

Matt Taylor —Barclays Capital—Analyst

Thanks, really helpful, thanks a lot.

Operator

Mike Weinstein, JPMorgan.

Mike Weinstein —JPMorgan—Analyst

Thanks, and maybe this ends up going to Adam as well, but David, you alluded in your response to Bob’s earlier question as if there was some opportunity in particular relative to the distribution structure at LDR that you wanted to capitalize on. Were you referring to the creation of this more hybrid salesforce, or are we talking about the distributor side of LDR?

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

That’s exactly right, the more hybrid structure. We’re going to be able to leverage the relationship that exists on both sides, irrespective of the design of the structure, Mike, and obviously there is essentially zero overlap in the product portfolio. So these highly proprietary, unique offerings that LDR brings are going to be cross-sellable right into our distribution channel on the legacy Zimmer Biomet side, and vice versa and that’s going to be powerful.

I think that the example that Adam cited of the current LDR coverage with the Mobi-C product is a great example of how powerful that can become with essentially half the market being covered pre-close, and we’re going to quickly expand that to full market coverage post-close.

Mike Weinstein —JPMorgan—Analyst

And just following up on the question Bob was asking about the outlook for the underlying business, I know you and I, we’ve talked about this just a couple weeks ago, but your confidence in the growth acceleration, giving to 3% to 4% in the back half of year still very high?

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

It is. It is, Mike.

Mike Weinstein —JPMorgan—Analyst

Perfect, thank you very much.

Operator

David Lewis, Morgan Stanley.

David Lewis —Morgan Stanley—Analyst

Good morning. Dave and Dan, I just want to come back to this topic of growth. I think you’re probably aware, Mike just kind of went there as well, acceleration of growth and flexibility of earnings were becoming sort of a critical part of the Zimmer thesis for investors. I know everyone’s asking about 2016 but if this deal sort of closes, it’s really more about 2017, and I guess, David, for you, that 2% to 3% organic number for Zimmer, are you still confident that number moves higher as you progress into 2017?

And then the related question for Dan is flexibility of earnings is the story that’s emerging on Zimmer the last couple quarters, upside to earnings, ability to buy back stock. As this deal seems to impact your ability to buy back, so how are you feeling about flexibility of earnings, either in terms of buyback or margin opportunity as you head into 2017? And I had a quick follow-up for Dan.

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Okay, David, on the top line we are confident that we’re on a trajectory as is obvious by our guidance for the full year, to accelerate the top line as these sequential quarters progress in 2016, so that puts us at a jump-off point. There’s a more accelerated top line than where we started 2016 as we move into the next year.

This transaction creates another growth engine, frankly, for us. The highly proprietary nature, the uniqueness and momentum of the Mobi-C products, and the innovative MIVo line put us in a position to open a lot of doors to cross-sell our more traditional fusion products into those accounts where that’s the appropriate solution for patients and we think that’s going to be very powerful. So when you look at the improving performance of the large joint business, as that normalizes, when you look at the acceleration that we project and as is contemplated in our second-half of the year guidance in 2016 that comes from our [SET] collection of businesses, and now add a powerful growth story on the Spine side, that all comes together in a way that sets us up nicely for a sustained double-digit growth performance.

Recall that going back a couple years on a standalone basis, each of Zimmer and Biomet grew on a pro forma basis 4.6%, so we absolutely are confident that the way you’re thinking about the top line growth profile for the combined company moving forward is appropriate in 2017 and beyond.

Dan Florin —Zimmer Biomet Holdings Inc—SVP and CFO

David, just on financial flexibility, I think as David said LDR provides a platform to really transform our existing competitive position in Spine, and that’s critical. And from an earnings perspective, the synergies from the Biomet deal, that program continues to track very well. We’ve been transparent about that program, that continues to provide opportunity to deliver on our commitment, and we’ve always said to the extent we can exceed the synergy targets, we would reinvest those in the business.

And don’t forget about over the long run our tax rate opportunity as well to drive earnings growth. So we will obviously provide 2017 guidance in due course. We’ll include LDR, the impact of LDR, in that guidance and from a margin perspective, our synergy program continues to be on track.

So from a share repurchase perspective, I do think it is fair to assume no share repurchases in 2017. But again this deal, highly strategic and provides a platform to transform our existing competitive position in the largest segment of musculoskeletal.

David Lewis —Morgan Stanley—Analyst

Thanks, Dan, that’s very helpful, and just in terms of the, thinking about the accretion for next year, specifically balance sheet and flexibility, how do you think about returns? I know you talked about accretion for 2017 and 2018, but in terms of returns in either IRR or ROIC by year three, how does this deal stack up? Does it get back to your cost of capital at year three, or are you thinking about this as more of a growth transaction? Thank you.

Dan Florin —Zimmer Biomet Holdings Inc—SVP and CFO

David, the transactional returns are greater than our weighted average cost of capital by year four, and as we’ve stated, it’s accretive beyond 2018. So neutral in 2017, accretive in 2018 and beyond, and exceeds our weighted average cost of capital. So feel good about the strategic value and clears our financial metrics as well.

David Lewis —Morgan Stanley—Analyst

Great, thank you very much.

Operator

Matt Miksic, UBS.

Matt Miksic —UBS—Analyst

Hey, good morning. So congrats on the deal. The question I have is a follow up on integration and maybe distribution of revenues as they stand today in LDR. I’m just trying to get to your thought process on, David, I think you mentioned that some of the opportunities for cross-selling potentially offset some of the potential dis-synergies. So maybe if you could step back and give us a sense, if you will, on how much of LDR’s currently sold through these direct reps, and how much through distribution?

And then maybe touch on some of the benefits of having a product like Mobi-C in the portfolio, and the ability to, as LDR has in the past, to sort of pull through some of your other portfolio products through training and interaction with doctors? And I have one follow-up.

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Sure. I think that the featured door-opener is the Mobi-C product. It’s not the only that comes from the LDR innovation pipeline, but it is the principal driver for the door openers and there is very limited traditional fusion product that is sold through those same relationships. So the majority of these revenues are generated through independent agents that we would look to retain going forward.

Many of those independent agents are going to be capable of driving pull-through revenue with the more traditional Zimmer Biomet line, so we’re going to be looking quite literally relationship by relationship, account by account, and identifying the best growth opportunities. We’re confident that it’s going to provide a lot of upside for all individuals involved in this combined channel, and meld together a hybrid channel that optimizes the top line growth and the exploitation of these technologies. So we’re highly confident that these opportunities running both ways, Matt, are going to offset any dis-synergy risks, and we’ll obviously manage that in a way where it creates a lot of alignment, economic incentives for the sales reps that comprise each of the two sides, on the legacy Zimmer Biomet and LDR side.

Matt Miksic —UBS—Analyst

Okay. And the follow-up just on what this tells us, if anything, about, I guess it’s obvious that it may tell us about the confidence in this cadence of continued coverage that’s been one of the recurring news items and investor questions around LDR, as when do we get the next tranche of covered [lives; indiscernible], and maybe any kind of update or color you can provide on your confidence in that as a factor in helping this play out?

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Sure. Maybe we’ll let Adam and Christophe respond to that question.

Adam Johnson —Zimmer Biomet Holdings Inc—Group President, Spine, Dental, CMF and Thoracic

Thanks, David, this is Adam. One of the great things I think we’re going to be able to do in the combination is bring even more power to bear on that payer relation side of the business. We have a great market access team today inside of Zimmer Biomet, and we believe that in our modeling and in our dealings with payers during the diligence process that we’re going to see rapid expansion over the course of the next five years.

I’m going to let Christophe talk specifically about what he sees coming in the immediate future, but this is something we feel like we can actually add when it comes to the acceleration, in addition to that distribution pick up that we have. We feel like we can really push the needle on access to care for this great technology moving forward.

Christophe Lavigne —LDR—Co-Founder, Chairman, President and CEO

Yes, Adam. You know, Matt, remember, we already have close to 180 million lives being covered for one-level cervical disc, and we believe that this project will help us to clearly expand the coverage besides distribution of Mobi-C in the United States, using this 180 million lives being covered for one-level indication.

And for two-levels indications, you may remember that we just got the five years, peer-reviewed published evidence emphasizing the superiority of Mobi-C, compared to fusions of two-levels indication. And we believe that these papers will be critical to achieve new coverage for two-levels indications. And we expect at one point to have two-levels being covered as one-level cervical disc is covered today, which means this 180 million lives.

So we see lots of opportunities really through this combination and to use the expertise of the resources of the Zimmer Biomet team, combined with our specific expertise in this specific market. We see this is a very, very powerful combination.

Matt Miksic —UBS—Analyst

That’s great. Good luck. Thanks.

Bob Marshall —Zimmer Biomet Holdings Inc—VP of IR and Treasurer

Steffi, we have time for one additional question.

Operator

Glenn Novarro, RBC Capital Markets.

Glenn Novarro —RBC Capital Markets—Analyst

Hi, good morning, thanks for taking the questions. Dave and Dan, congratulations, and to Christophe, I do cover LDR so hopefully our paths will cross again at some point.

Because I cover LDR, I’ve got a detailed model, and in 2017 LDR, at least in my model, was still losing a lot of money. And Dave and Dan, in your press release the deal’s supposed to be neutral to 2017 and in the model, LDR’s still spending a lot on surgeon training, still hiring a lot of sales reps.

So is that what kind of gets shut off once LDR gets folded into Zimmer? In other words, Zimmer has enough of its own training and salesforce, that incremental spend that would have occurred from LDR as a standalone no longer occurs? Is that how you’re getting to neutral in 2017?

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

It really is not, Glenn. I think you need to think about the core purpose for the combination as being leverage of the proprietary technologies, including the pipeline that LDR has at this point in time, so all of that spend including research and development, is going to be preserved in the development of our integration plan. Medical training education, sales and marketing, market development is absolutely preserved, and in many cases expanded, frankly, in our business model.

There are obviously shared service opportunities, public company costs to represent operating synergies, but fundamentally this is a growth story, and we built the model out in a manner that preserves all the necessary investments, and accelerates the necessary investments to fully exploit these technologies. So there is opportunity there, but this is fundamentally a growth story. That opportunity is big enough, combined with the growth, to where as we’ve articulated it’s going to be neutral in 2017 on an EPS basis, and then accretive thereafter. But you shouldn’t think of those synergies as coming from cutting back the core funding sources that are going to lead to that market expansion and drive the growth of these proprietary technologies, okay?

Glenn Novarro —RBC Capital Markets—Analyst

Okay. And then just two quick follow-ups. Was this competitive at all or was this mostly a discussion between LDR and Zimmer? And then you say the deal’s going to close in 3Q. Is it more likely in September?

And the reason I’m asking is because you’ll update guidance with LDR within the guidance once the deal closes. So is it fair to assume that there’ll be no updating guidance with LDR in July, more likely in October? Thanks.

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

I would expect before October. Third quarter, and that can range by a few weeks. Of course it’s subject to customary closing conditions, Glenn, so think about that, maybe the middle of the quarter or so in the third quarter.

We live in a competitive world, so of course there are competitive processes and contacts that each side, management and board of directors, are making these decisions. But I would tell you that from my perspective and I think Christophe shares this, there’s been a lot of mutual respect and opportunity for us to develop a relationship over the course of the last several years.

And the shared vision fundamentally is how we can make a difference, most importantly for patients within the spine [states; space] is something that has brought us together. It’s formed a bond that led to productive discussions over time, and we think that where each entity is at this point in time creates the opportunity to put these businesses together in a way that can really make a difference for stakeholders. So our hearts are into this combination, and we truly believe that all stakeholders including our team members are going to benefit from this combination, and we’re going to be able to make an important difference for patients in the years to come.

Glenn Novarro —RBC Capital Markets—Analyst

Okay, great, thanks for taking my questions.

David Dvorak —Zimmer Biomet Holdings Inc—President and CEO

Thanks for the questions, Glenn, and with that we’re going to close off the call. I want to express our appreciation on short notice for all of you making the time to join us this morning, and for your ongoing interest and commitment and Zimmer Biomet. Have a great day.

Operator

Thank you again for participating in today’s conference call. You may now disconnect.